Contact

www.linkedin.com/in/
abhimukthchaudhuri72 (LinkedIn)

Top Skills

Next.js

React.js

Java

Languages

French (Limited Working)

Hindi (Full Professional)

Bengali (Native or Bilingual)

English (Native or Bilingual)

Certifications

C Programming for Beginners - Master the C Language

IB Diploma

IGCSE Cerificate

Java Programming Masterclass for Software Developers

Abhimukth Chaudhuri

co-founder at slø

Montreal, Quebec, Canada

Experience

slø - not fast fashion

Co-Founder

January 2022 - Present (2 years 6 months)

Montreal, Quebec, Canada

The slow fashion revolution giving function, fit, and quality back to the masses.

McGill Computer Science Undergraduate Society

Computer Science Tutor

January 2021 - December 2021 (1 year)

Montreal, Quebec, Canada

- Assisted 6-10 students per week with object oriented programming, algorithms and data structures, operating systems, and machine learning.
- Improved average student grades by at least 10% by providing guidance for assignments and explaining complex concepts in simpler terms for exams.
- Earned the Tomlinson Engagement Award for Mentoring (TEAM) award as well as financial awards twice for completing tutoring goals of 30 hours per semester.

MEMS Vision

Undergraduate Software Developer Intern

May 2021 - September 2021 (5 months)

Montreal, Quebec, Canada

- Developed a search application to allow customers of MEMS Vision to seamlessly lookup information about sensor performances, simulation data and other relevant details about batched of sensors delivered by the company.
- Implemented a script to upload sensor simulation log files to a remote Amazon S3 database from authorized machines in production facilities located in North Africa and Southeast Asia, thereby improving reporting speed by 66%.
- Redesigned the sensor visualization tool used by specialists at the production line to easily locate good sensors rejected by the pick and place machines, therefore improving sensor tray inspection times by at least 80%.
- Utilized BitBucket as VCS software and Visual Basic as primary programming language to develop all projects.

McGill University

Communications Assistant A - Phonathon Student Caller

September 2018 - April 2019 (8 months)

Montreal, Canada Area

- Warm and cold called 400 - 500 donors per week to acquire funds for
student-led initiatives and faculty projects around the university.
- Secured more than $5000 in funds from donations.

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Education

McGill University

Bachelor's degree, Computer Engineering · (August 2017 - December 2021)

ABA - American British Academy

International Baccalaureate · (August 2012 - May 2017)